Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

Merger FAQs – International Stock Purchase Plan Questions

How will the merger impact my participation in the Pentair, Inc. International Stock Purchase and Bonus Plan (ISPP)?

If the proposed merger between Pentair, Inc. and Tyco Flow Control International Ltd. is consummated, then (1) your Pentair, Inc. shares, including shares that you have acquired through the ISPP, will be exchanged on a one-for-one basis for shares of the combined entity, Pentair Ltd., and (2) all future purchases under the ISPP will be of Pentair Ltd. shares, rather than Pentair, Inc. shares.

Other than the change to the type of shares being purchased, your participation in the ISPP will continue as usual. You will not need to re-enroll in the ISPP, and any authorized payroll deductions to purchase shares under the ISPP will continue after the merger, unless you change or discontinue them. We intend to continue to provide bonus contributions on payroll deductions after the merger is consummated.

Our plan agent for the ISPP, Computershare Shareowner Services, will send you new ISPP account statements after the merger has been consummated and your Pentair, Inc. shares have been exchanged for shares of Pentair Ltd. You will also receive a new prospectus for the ISPP following the merger.

What should I do with my ISPP account statements from before the merger?

You should keep your old ISPP account statements from before the merger as a record of your cost basis in the shares you acquired under the ISPP.

Will I be able to vote my ISPP shares on the merger?

Yes. You may already have received (or, if not, you will receive) proxy materials soliciting your vote on certain proposals to be presented at a special meeting of Pentair, Inc. shareholders, one of which will be a proposal to approve the merger. See “Additional Information” below for more information about the merger and the special meeting. When you receive the proxy materials, please follow the instructions in the materials to vote your ISPP shares on the special meeting proposals.

How will future dividends be treated under the ISPP?

Any dividends paid on Pentair Ltd. shares after the merger will be treated the same way that dividends paid on Pentair, Inc. shares were treated before the merger. Cash dividends will be used by the plan agent to purchase additional shares of Pentair Ltd. for the accounts of participants, and any stock dividends will be allocated to participant accounts.

I am not actively contributing to the ISPP, but I still have ISPP shares. How will I be impacted by the merger?

The merger’s effect on you will be similar to its effect on active participants in the ISPP. If the merger is consummated, your Pentair, Inc. shares will be exchanged on a one-for-one basis for shares of the combined entity, Pentair Ltd. As long as you maintain your account in the ISPP, any cash dividends paid on the Pentair Ltd. shares in your ISPP account after the merger is consummated will be used by the plan agent to purchase additional shares of Pentair Ltd. for your account, and any stock dividends paid on the shares in your ISPP account will be allocated to your account.

Where can I find more information on the merger?

All merger communication is stored on the MergerMe microsite located on The Well, Pentair’s intranet site for employees. Information on MergerMe includes Q&A’s, updates on the integration, as well as other resources you may find helpful.

ADDITIONAL LEGAL INFORMATION/DISCLOSURES

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION

The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. Tyco Flow filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus regarding the Merger (the “Form S-4”). The Form S-4 was declared effective by the SEC on August 3, 2012. Pentair filed with the SEC the definitive proxy statement/prospectus (the “Pentair Proxy Statement”) on August 3, 2012 and began mailing it to Pentair shareholders on or about August 6, 2012. Tyco Flow filed with the SEC a registration statement on Form S-1 containing a prospectus regarding the Distribution (the “Form S-1”). The Form S-1 was declared effective by the SEC on August 3, 2012. Tyco filed with the SEC a definitive proxy statement regarding the Distribution (the “Tyco Proxy Statement”) on August 3, 2012 and began mailing it to Tyco shareholders on or about August 6, 2012.

The Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement are available free of charge on the SEC’s website at www.sec.gov. Shareholders are urged to read the Pentair Proxy Statement, the Form S-4 the Form S-1 and the Tyco Proxy Statement because they contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The Pentair Proxy Statement, the Form S-4 the Form S-1 and the Tyco Proxy Statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

PARTICIPANTS IN THE SOLICITATION

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and the Pentair Proxy Statement. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and the Tyco Proxy Statement. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.